NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO HOLD CONFERENCE CALL
 & WEBCAST OF 2011 FIRST QUARTER FINANCIAL RESULTS THURSDAY, MAY 5, 2011 AT 11AM (ET)
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Annual General & Special Meeting for Shareholders May 4, 2011

NEW YORK, April 12, 2011 – Brookfield Office Properties (BPO: NYSE, TSX) announced today that its 2011 first quarter results will be released prior to the market open on Thursday, May 5, 2011.  Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, May 5 at 11:00 a.m. (ET).  Scheduled speakers are Ric Clark, president and chief executive officer, and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldofficeproperties.com, before the market open on May 5.

To participate in the conference call, please dial 888.811.5408, pass code 1778300, five minutes prior to the scheduled start of the call.  Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com.

A replay of this call can be accessed through June 5, 2011 by dialing 888.203.1112, pass code 1778300.  A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Annual General & Special Meeting

Brookfield Office Properties will hold its Annual General & Special Meeting of shareholders on Wednesday, May 4 at 2:00 p.m. (ET) at Three World Financial Center, 200 Vesey Street, 26th Floor in New York City.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com